[LETTERHEAD OF WILLKIE FARR & GALLAGHER LLP]

November 22, 2006

VIA EDGAR CORRESPONDENCE

Mr. Kevin Rupert

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration Statements on Form N-14 Filed on September 22, 2006:
	Legg Mason Partners Investment Trust	File No. 333-137525
	Legg Mason Partners Managed Municipals Fund, Inc.	File No. 333-137530
	Legg Mason Partners Sector Series, Inc.	File No. 333-137527
	Legg Mason Partners Municipal Funds	File No. 333-137528
	Legg Mason Partners Investment Funds, Inc.	File No. 333-137538
	Legg Mason Partners Municipal Funds	File No. 333-137532

Dear Mr. Rupert:

This letter is in response to the comments with respect to the above-referenced Registration Statements on Form N-14 that you provided in a telephone conversation on October 13, 2006, with the undersigned, as further discussed in a telephone conversation on October 17, 2006 with you, Robert Brault of Legg Mason & Co., LLC (“Legg Mason”), and the undersigned.

Form N-14 filed by Legg Mason Partners Investment Funds, Inc. (Proxy J)

Comment 1. Explain why it is necessary to show two sets of pro forma fee and expense tables - one set showing management fees of 75 basis points and one showing management fees of 70 basis points - for each possible merger combination, with the exception of Legg Mason Partners Growth and Income Fund, for which only management fees of 70 basis points are shown.

Response: Shareholders of Legg Mason Partners Multiple Discipline Funds All Cap Growth and Value (“All Cap Growth and Value”) have been asked, in a separate proxy statement for a special meeting of shareholders to be held on December 11, 2006, to approve a new management agreement (the “New Management Agreement”) with Legg Mason Capital Management, Inc. Under the New Management Agreement, All Cap Growth and Value’s management fee schedule will decline as shown in the following table:

Current Management Fee	Proposed Management Fee

First $1 billion: 0.750%	First $2 billion: 0.70%
Next $1 billion: 0.725%	Over $2 billion: 0.65%
Next $3 billion: 0.700%
Next $5 billion: 0.675%
Over $10 billion: 0.650%

Mr. Kevin Rupert

November 22, 2006

As explained in detail in the Proxy Statement/Prospectus, if the New Management Agreement is not approved by All Cap Growth and Value’s shareholders, Legg Mason Partners Fund Advisor, LLC will continue as the investment manager; All Cap Growth and Value’s management fee will remain at 0.75%; and the reorganization of Legg Mason Partners Growth and Income Fund into All Cap Growth and Value will not be effected, regardless of how its shareholders vote on the reorganization.

The comment was made to delete the pro forma fee tables that show a management fee of 0.70% for the pro forma combined fund and the expense examples that are based on that management fee, so that the pro forma fee tables and expense examples would show only the 0.75% management fee and be accompanied by a footnote that discloses the proposed lower management fee under the New Management Agreement.

Legg Mason does not believe that it would be appropriate to delete the pro forma fee tables that show a management fee of 0.70% and the corresponding expense examples, for two reasons. First, Legg Mason believes the suggested presentation would be misleading to the shareholders of Growth and Income Fund. As noted above, Growth and Income Fund will be reorganized into All Cap Growth and Value only if All Cap Growth and Value’s shareholders approve the New Management Agreement. As a result, the shareholders of Growth and Income Fund will never be subject to a management fee of 0.75% as shareholders of the pro forma combined fund.

Second, Legg Mason believes it is better disclosure for shareholders of the Acquired Funds other than Growth and Income Fund to provide them with alternate pro forma fee tables and expense examples that show both the current management fee and the proposed management fee. We understand that the Staff requires the inclusion of pro forma combined fee tables and expense examples for each possible combination of acquired funds if the different combinations result in a difference in expenses of as low as one basis point. In this case, All Cap Growth and Value’s approval of the New Management Agreement would result in a decrease in the management fees of five basis points and a corresponding decline in total expenses (prior to contractual fee waivers). Since the Proxy Statement/Prospectus will be printed and mailed to Acquired Fund shareholders before All Cap Growth and Value’s shareholders vote on the New Management Agreement, All Cap Growth and Value does not know what level of management fees will be charged after the reorganization is effected. Under the circumstances, Legg Mason believes it is appropriate for Acquired Fund shareholders to be allowed to consider the different effects on the pro forma combined fund resulting from the contingency of the New Management Agreement.

Mr. Kevin Rupert

November 22, 2006

Comment 2. In several places in the pro forma fee tables, the pre-reorganization management fee of All Cap Growth and Value is stated as 0.70%, not 0.75%.

Response: The pro forma fee tables have been changed to show the correct pre-reorganization management fee of 0.75%.

Comment 3. Provide a North America Security Trust analysis of how All Cap Growth and Value was determined to be the surviving fund in the reorganization, given its size in comparison to the Acquired Funds.

Response: The requested analysis is set forth in Exhibit A to this letter. Legg Mason believes the analysis supports the determination that All Cap Growth and Value should be the surviving fund.

Comment 4. The pro forma combined statement of operations should show class-specific expenses.

Response: The requested change has been made in each pro forma combined statement of operations.

Comment 5. Add disclosure that Legg Mason will benefit from the reorganization since its reimbursements will be reduced.

Response: The Proxy Statement/Prospectus for this reorganization states in the section captioned “Information about the Proposed Reorganizations—Reasons for the Reorganizations and Board Considerations” that Legg Mason will benefit from no longer having to waive fees under the voluntary expense caps of certain Acquired Funds. The other proxy statements/prospectuses contain similar disclosure as relevant for those reorganizations.

Comment 6. If the Funds intend to sell securities, there should be disclosure of the tax consequences if material to the Funds. Otherwise, the notes to the pro forma combined financial statements should state that the Funds do not intend to sell portfolio securities other than in the course of normal, routine portfolio management.

Response: The notes to the pro forma combined financial statements for each reorganization contain the following disclosure:

“The unaudited Pro Forma Combined Schedule of Investments does not reflect any adjustment for portfolio transactions because, upon consummation of the reorganization, no securities of the Acquired Fund would need to be sold in order for the Acquiring Fund to comply with its investment restrictions or policies. Because the Funds may buy and sell securities in the normal course of their operations, the schedule of investments at the time of reorganization may differ from that shown in the Pro Forma Combined Schedule of Investments.”

Mr. Kevin Rupert

November 22, 2006

In addition, each Proxy Statement/Prospectus states under the caption “Portfolio Securities” that “No securities of any Acquired Fund need to be sold in order for the Acquiring Fund to comply with its investment restrictions or policies. The Funds may buy and sell securities in the normal course of their operations.” This disclosure is accompanied by disclosure stating that management of the Acquiring Funds will analyze and evaluate the Acquired Funds’ portfolio securities and determine the extent and duration to which these securities will be maintained by the Acquiring Funds, consistent with the Acquiring Funds’ investment objectives and policies, any restrictions imposed by the Internal Revenue Code of 1986, as amended, and the best interests of the Acquiring Funds’ shareholders. The disclosure further states that there may be some dispositions of the Acquired Funds’ securities resulting in a capital gain or loss, and the actual tax consequences will vary depending on the specific security(ies) being sold and the availability of capital loss carry forwards. The Summary of each Proxy Statement/Prospectus contains similar disclosure about the possibility of sales prior to the reorganization.

Legg Mason believes that the requested disclosure is not required by Regulation S-X and represents a marked departure from both long-standing industry practice and current staff interpretations of the Form N-14 requirements and related rules. Legg Mason respectfully submits that this disclosure, which was included in the definitive proxy statements/prospectuses filed by other Legg Mason Partners Funds in September 2006 in response to staff comments, is fully responsive to the requirements in Regulation S-X and that no additional disclosure is necessary. Rule 11-02(b)(6) of Regulation S-X states that “[P]ro forma adjustments related to the pro forma condensed balance sheet . . . shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring.” In consulting with KPMG LLP, the Funds’ independent registered public accounting firm, Legg Mason understands that, in the context of investment company reorganizations, the requirements of Regulation S-X have been interpreted to require adjustments for securities that an acquired fund is required to sell because the security is not permitted under the acquiring fund’s investment restrictions or policies. The facts here are that no Acquired Fund securities are required to be sold in order to comply with the Acquiring Fund’s investment restrictions or policies in any reorganization and, as a result, there are no adjustments to be made as any such sales would not be “directly attributable” to the transactions. Legg Mason believes that it would be misleading and potentially harmful to Fund shareholders to make adjustments for any other circumstances, such as, for example, securities that a portfolio manager might consider selling due to differences in investment styles. First, the portfolio manager’s intention may change as a result of changing market conditions between the date of the pro forma financial statements and the date of the reorganization. Second, it

Mr. Kevin Rupert

November 22, 2006

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would be detrimental to the fund’s ability to get the best price for its securities if it has to signal to the market its intention to sell securities other than those it is required to sell as a result of investment restrictions or policies.

As noted above, the shareholders of All Cap Growth and Value are voting on the New Management Agreement with a new investment manager. In addition, Legg Mason Partners Financial Services Fund, which is the legal survivor in a reorganization with Legg Mason Financial Services Fund, is also voting on a new sub-advisory agreement with the current investment adviser of the Legg Mason Financial Services Fund. If those agreements are approved by Acquiring Fund shareholders, the new portfolio managers may consider the sales of portfolio securities and there may be tax consequences resulting therefrom, depending on the particular securities being sold and the availability of capital loss carry forwards. However, no Acquired Fund portfolio securities would have to be sold to comply with new investment restrictions or policies of the Acquiring Funds as a result of the new agreements. Furthermore, any such sales would not be “directly attributable” to the reorganization transactions, because they would result from actions taken by Acquiring Fund shareholders, independent of and separate from the proposed reorganizations. Shareholders will be informed of changes in the Funds’ portfolios through the Funds’ periodic reports of portfolio holdings and shareholder reports. Shareholders will be informed of the tax consequences through shareholder reports and tax reporting forms, in accordance with applicable law.

If you cannot agree that Legg Mason may proceed on the basis of its interpretation, we would appreciate the opportunity to discuss the issue with the Division’s Chief Accountant and/or the Associate Director of Disclosure and Review.

Comment 7. The Proxy Statement/Prospectus should make clear whether expenses of the reorganization are subject to the expense cap.

Response: The Proxy Statement/Prospectus for each reorganization states that each Fund’s portion of the additional out-of-pocket costs associated with the reorganization is not subject to any contractual cap or voluntary agreement to waive fees and/or reimburse expenses that may otherwise apply to the Fund. The expense cap agreements that certain Funds will enter into in connection with their reorganizations will contain the same provision.

Comment 8. The capital loss carry forwards should be set out in a note to the pro forma combined financial statements.

Response: The requested change has been made in each Proxy Statement/Prospectus.

Comment 9. The pro forma statement of operations should make clear what rate of management fee is being charged to the pro forma combined fund.

Mr. Kevin Rupert

November 22, 2006

Response: The notes to the pro forma combined financial statements state that the fees are based on the contractual fee schedules in effect for All Cap Growth and Value for the 12 months ended April 30, 2006. This is the “Current Management Fee” set forth in the chart on pp. 1-2 of this letter.

Form N-14 Filed by Legg Mason Partners Municipal Funds (Legg Mason Partners New York Municipal Funds and New York Money Market Portfolio) (Proxy K)

Comment 1. Is there an all-inclusive management fee for Salomon Brothers New York Municipal Money Market Fund? If not, explain why other expenses of Class Y shares of Salomon Brothers New York Municipal Money Market Fund are so low.

Response: The Fund’s management fee is not an all-inclusive fee. Class Y is an institutional class and its expenses are very low.

Form N-14 Filed by Legg Mason Partners Municipal Funds (Legg Mason Partners Intermediate-Term Municipals Fund and Legg Mason Partners Pennsylvania Municipals Fund) (Proxy I)

Comment 1. The disclosure in the notes to the pro forma financial statements regarding the valuation methodology should be conformed with the valuation methodology actually used in the pro forma financial statements. The notes to the pro forma financial statements state that the Acquired Funds use bid prices to value portfolio securities, and the Acquiring Funds use the mean between bid and asked. However, the pro forma combined schedule of investments shows a decline in the prices when the securities are held by the Acquiring Funds. If the prices shown for the Acquired Funds’ securities are bid prices, it is not clear why the value would decline when the Acquiring Fund values the security at the mean between bid and asked. In addition, confirm that the adjustment in valuation will be made before the reorganization so that the shareholders of the Acquired Fund get the benefit or disadvantage.

Response: Legg Mason has revised the notes to the pro forma combined financial statements for Legg Mason Partners Pennsylvania Municipals Fund and Legg Mason Pennsylvania Tax-Free Income Trust to make clear that the adjustments to the pro forma combined schedule of investments and pro forma combined statement of assets and liabilities are the result of differences in valuation policies and pricing vendors used by the Acquired and Acquiring Funds (as noted below). Legg Mason confirms that the adjustment in valuation will be made prior to the reorganization. The Acquired Funds will adopt the valuation methodology of the Acquiring Funds before the reorganizations.

With respect to the specific adjustment in question, Legg Mason Pennsylvania Tax-Free Income Trust uses a third party pricing vendor (J.J. Kenny) different from the pricing vendor used by Legg Mason Partners Pennsylvania Municipals Fund (FT Interactive Data or “FTID”). When the portfolios were valued using prices from FTID, the increases that

Mr. Kevin Rupert

November 22, 2006

resulted from valuing securities at the mean between bid and asked prices (the methodology used by the Legg Mason Partners funds) instead of bid prices (the methodology used by the Legg Mason funds) were more than offset by the differences in the vendor prices.

Form N-14s Filed by Legg Mason Partners Managed Municipals Fund, Inc. and Legg Mason Partners Investment Trust (Proxy H)

Comment 1. Be aware of issues posed by Rule 3-18 of Regulation S-X in connection with the dates of the financial statements.

Response: The Form N-14s became effective automatically pursuant to Rule 488 under the Securities Act of 1933, as amended, on October 22, 2006; therefore, all financial statements in the Form N-14s met the requirements of Rule 3-18 as of that date.

All Form N-14s

Comment 1. Provide the Tandy representations.

Response: The above-referenced Registrants have authorized us to represent that, with respect to filings made by the Registrants with the Commission and reviewed by the Staff, they acknowledge that:

(a)	the Registrants are responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8558 or Ben Haskin at (202) 303-1124.

Very truly yours,

/s/ Dianne E. O’Donnell
Dianne E. O’Donnell

Mr. Kevin Rupert

November 22, 2006

cc:

Richard Pfortde, Esq., Division of Investment Management

Kimberly Browning, Esq., Division of Investment Management

Vincent J. Di Stefano, Esq., Division of Investment Management

Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Robert Brault, Legg Mason & Co., LLC

Alfred B. Fichera, KPMG LLP

John Capone, KPMG LLP

Burton M. Leibert, Esq.

Benjamin J. Haskin, Esq.

Anthony A. Vertuno, Esq.

Mr. Kevin Rupert

November 22, 2006

APPENDIX A

The chart below sets forth the analysis leading to the conclusion that All Cap Growth and Value should be considered the accounting and performance survivor. In the chart, “X” denotes the fund that the Pro Forma Combined Fund will more closely resemble.

NAST Factors	Comparison of Funds All Cap Growth and Value (Acquiring)	Comparison of Funds Global All Cap Growth and Value (Acquired)	Comparison of Funds All Cap and International (Acquired)	Comparison of Funds Large Cap Growth and Value (Acquired)	Comparison of Funds Growth and Income (Acquired)	Comments:
Portfolio Management	—	—	—	—	—	Shareholders of All Cap Growth and Value are voting on a new investment management agreement with a new investment manager (see Proxy Statement/Prospectus).

Investment objectives, strategies and policies	X	—	—	—	—	The proposed new investment manager of All Cap Growth and Value proposes to follow an all cap strategy that is similar to the current all cap strategy.

Expense Structure	X	—	—	—	—

The expense ratios of Classes A and B of the Pro Forma Combined Fund (net of contractual expense caps) more closely resemble those of the Acquiring Fund. In addition, the amount of other expenses (basis points) for Class C of the Pro Forma Combined Fund more closely resembles that of All Cap Growth and Value.

Asset-based fees (other than the management fees) are not a factor since there are no differences in

Mr. Kevin Rupert

November 22, 2006

distribution fees among the Funds. In addition,
if the new investment management agreement is
approved by All Cap Growth and Value
shareholders, the new management fee of the
Pro Forma Combined Fund will not resemble
the management fee of any of the Funds.

Portfolio Composition	X	—	—	—	—	If the Pro Forma Combined Fund approves the new investment management agreement, it will follow an all cap strategy similar to that of All Cap Growth and Value, and it is anticipated that its portfolio composition will more closely resemble that of the Acquiring Fund.

Asset Size	—	—	—	—	X	Growth and Income Fund is the largest fund in the proposed reorganization.